CHRISTOPHER D. MENCONI
Of Counsel
202.739.5896
cmenconi@morganlewis.com


VIA EDGAR CORRESPONDENCE


October 7, 2009


Kevin Rupert
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund (the "Trust") Registration Statement on Form N-14 (File No. 333-161612) (the "Registration Statement")
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Dear Mr. Rupert,

This letter responds to comments raised by the Staff during a telephone conversation on September 22, 2009 concerning the Trust's Registration Statement on Form N-14 filed on August 28, 2009, which relates to the proposed reorganization of the Philadelphia Fund, Inc. into the WHG LargeCap Value Fund, a series of the Trust. Each of the Staff's comments and our responses are set forth below. Unless otherwise noted, capitalized terms have the same meaning as contained in the Registration Statement.

     1. Comment: On page 3 of the Prospectus/Proxy Statement, in the "Annual Fund Operating Expenses" table, delete the line item "Administrative Fee" from the table. Form N-1A does not contemplate this separate line item; the administrative fee should be reflected in the line item "Other Expenses."

           Response: We have removed the "Administrative Fee" line item from the "Annual Fund Operating Expenses" table and included the fee in the "Other Expenses" line item of the Acquired Fund. We have also footnoted the "Other Expenses" item for the Acquired Fund to indicate that other expenses include 0.25% of administrative fees.

     2. Comment: On page 3 of the Prospectus/Proxy Statement, in the Pro Forma column of "Annual Fund Operating Expenses" table, identify the name of the Acquiring

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October 7, 2009
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        Fund after the Reorganization. Make conforming changes throughout the
        Registration Statement.

           Response: We have made the requested changes to identify the name of the Acquiring Fund after the Reorganization as the WHG LargeCap Value Fund.

     3. Comment: On page 3 of the Prospectus/Proxy Statement, in the footnotes to the "Annual Fund Operating Expenses" table, disclose whether the expense limitation arrangement after the Reorganization, discussed in footnote 5, contains the same terms as the expense limitation agreement currently in place for the Acquiring Fund (i.e., exclusion of certain fees from reimbursement and WMC's ability to recapture). If the terms are identical, consider combining footnotes 4 and 5.

           Response: We have revised footnote 5 to include the terms of the expense limitation agreement after the Reorganization, which are the same as the terms of the current expense limitation agreement, except that the term will extend two years from the Reorganization date.

     4. Comment: In the SAI, before the Pro Forma Schedule of Investments, identify, to the extent possible, the securities/positions that will be liquidated to align the Acquired Fund's investment portfolio with that of the Acquiring Fund. Disclose the consequences to shareholders of this realignment (i.e. capital gains liabilities and transaction expenses).

           Response: We have made the requested changes.

     5. Comment: Disclose that WMC will benefit from the Reorganization in that it will be obligated to waive/reimburse less fees under the expense limitation agreement as a result of the Reorganization.

           Response: We have made the requested disclosure in the section "Investment Advisory Fees" on pages 32-33 of the Prospectus/Proxy Statement. We have also made the requested disclosure in the Q&A section of the Prospectus/Proxy Statement.

     6. Comment: In the SAI, in the line item Administration Fees in the Pro Forma Statement of Operations, please explain supplementally why the Pro Forma Adjustment is (60,644) and not 0, based on the information provided in the "Annual Fund Operating Expenses" table on page 3 of the Prospectus/Proxy Statement in the "Administrative Fee" line item for the Acquiring Fund and the Pro Forma Combined.

           Response: The annual fund operating expenses tables for the Acquiring Fund and the Pro Forma Combined (which is based on the table of the Acquiring Fund)

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October 7, 2009
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           reflect the administration fees in the "Other Expenses" item of the annual fund operating expenses. The Acquired Fund has historically shown its administration fees in a separate line item of the annual fund operating expenses. As a result, the administrative fee line item for the Acquiring Fund and the Pro Forma Combined did not reflect any amount because administration fees were shown in "Other Expenses." Pursuant to Comment 1, we have deleted the "Administrative Fee" line item for the Acquired Fund and reflected the Acquired Fund's administration fees in the "Other Expenses" column, as is done with the Acquiring Fund and the Pro Forma Combined. As the Acquired Fund has 0.25% of administration fees, and the Acquiring Fund had approximately 0.12% of administration fees, an adjustment was necessary in the Pro Forma Statement of Operations.

     7. Comment: Please file as an exhibit a version of the Internal Revenue Service Private Letter Ruling ("PLR") that identifies the parties to the Reorganization.

           Response: At the request of the Staff, we filed as correspondence via EDGAR a version of the PLR that identifies the parties to the Reorganization on September 22, 2009 and will file this PLR as an exhibit in the Trust's 485(b) filing.



                             * * * * * * * * * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement;
(ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments at 202.739.5896.


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October 7, 2009
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Sincerely,




/s/ Christopher D. Menconi
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Christopher D. Menconi